

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2014

Via E-mail
Ronald Prague
General Counsel
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, New Jersey 08807

> Re: **Synchronoss Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 000-52049**

Dear Mr. Prague:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Income Taxes, page 41

1.   We note that you established a valuation allowance in 2013; however, there is no disclosure describing the circumstances that led to the valuation allowance being recorded. Please tell us which deferred tax assets the valuation allowance relates to and explain the circumstances that led to you to record the valuation allowance. Please tell us how you considered providing disclosure describing why you established the valuation allowance as well as any reasonably likely factors that may cause an adjustment to these amounts in the near term. See SEC Release No. 33-8350.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page 64

2.   We note your disclose on page 65 that revenue from AT&T and Verizon Wireless each accounted for more than 10% of the company's revenue during 2013. Please tell us what consideration was given to quantifying the percentage or amount of revenues attributable to AT&T and Verizon Wireless separately to more clearly demonstrate the significance of these concentrations. Please refer to paragraphs 50-16 through 50-20 of ASC 275-10-50.

10. Income Taxes, page 87

3.   We note your disclosure on page 89 that you have not provided taxes on the undistributed earnings of your foreign subsidiaries that you plan to reinvest indefinitely outside the United States. In your response to comment number 5 in your letter dated June 15, 2012 you indicate that in future filings you will disclose that "due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts"; however, we are unable to locate such disclosure. As previously requested, please tell us what consideration was given to disclosing the amount of unrecognized deferred liability related to undistributed earnings of foreign subsidiaries or including a statement that determination of such amounts are not practicable in accordance with ASC 740-30-50-2(c).

4.   We note that your federal and state net operating loss ("NOL") carry forwards begin to expire in 2014. Please tell us what consideration was given to disclosing further detail regarding expiration dates, or ranges of dates, for any significant NOLs. Refer to ASC 740-10-50-3(a).

14. Accumulated Other Comprehensive Income, page 93

5.   We note that beginning in 2013 you recorded gains on intra-entity foreign currency transactions. Please tell us the following:

- Clarify the nature of the intra company item(s);

- Clarify when these transactions were entered into and when/if they were settled; and

- Provide us the basis for your determination that these intra company transactions were long term in nature and as such should be excluded from net income for each reported period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief